

July 13, 2010

Margret Wessels, President
FitwayVitamins, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: FitwayVitamins, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 29, 2010**
> **File No. 333-164577**

Dear Ms. Wessels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 8

1. We note the disclosure you added on page 8 in response to comment two in our letter dated June 14, 2010. The information presented showing your as adjusted capitalization at the 25%, 50%, 75% and 100% offering scenarios is not mathematically correct. It appears that you have excluded the offering expenses from the "Paid in Capital" line item. Please revise as appropriate.

Auditor's Going Concern, page 9

2. We note your revised disclosure on page 9 where you refer to an audit report dated October 31, 2009. Since the report issued by your auditors is actually dated December 14, 2009, please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results …, page 45

3. We reviewed your response to comment eight in our letter dated June 14, 2010 and reissue this comment, in part, as follows:

   • With respect to the first bullet in comment eight in our letter dated June 14, 2010, please revise your disclosure under this heading or in your business section, as appropriate, so that your plan of operations and the activities disclosed in the various phases under both headings are consistent; and

   • With respect to the second bullet in comment eight in our letter dated June 14, 2010, please revise to disclose under each offering scenario how much you expect to devote to website development costs. Since it also appears that these costs vary under several of the offering scenarios, please disclose the reasons for any differences.

Description of Exhibits, page 53

Exhibit 23(i), page 53

4. We note your reference to the use of the report of De Joya Griffith & Company, dated December 14, 2009 on your financial statements for the period ending April 30, 2010. We note that De Joya Griffith & Company's report dated December 14, 2009 is on your financial statements for the period ended October 31, 2009. Please revise. Please also file a current consent of your independent auditors with the next amendment.

   You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact Catherine Brown, Attorney-Adviser, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Ron McIntyre
       Via Facsimile